82-3428

HINDALCO

ADITYA BIRLA GROUP

04 FEB 25 AM 7:21

Ref: HIL/CFC/CS/01-2004 February 13, 2004

04010070

The Stock Exchange, Mumbai
Phiroze Jeejeebhoy Towers,
Dalal Street,
MUMBAI-400 001

SUPPL

Kind Attn: ***Shri S. Subramanian, DCD – CRD.***

Dear Sir,

We are pleased to inform you that expansion for enhancing the capacity of Copper Smelter from 150000 tpa to 250000 tpa has been completed.

The above is for your information, reference and record please.

Thanking you,

Yours faithfully,
For HINDALCO INDUSTRIES LIMITED

ANIL MALIK
COMPLIANCE OFFICER

Copy to:

1. The Secretary
   National Stock Exchange of India Ltd.
   Exchange Plaza, 5th Floor
   Plot No.C/1, G Block,
   Bandra - Kurla Complex,
   Bandra (E)
   MUMBAI-400 051
   Tel. No. 26598100/26598235/36
   Fax No. 26598237/38

PROCESSED
FEB 25 2004
THOMSON FINANCIAL

2. The Secretary
   The Calcutta Stock Exchange Association Limited
   7, Lyons Range
   KOLKATA - 700 001.
   Fax No. (033) 22202514/22214664

Cont.....2/

3. The Secretary
National Securities Depository Ltd.,
Trade World Tower, 4th Floor,
Kamala Mills Compound,
Senapati Bapat Marg, Lower Parel,
MUMBAI - 400 013.
Fax No. 24972993/24976351

4. The Secretary
Central Depository Services (India) Limited
Phiroze Jeejeebhoy Towers, 28th Floor,
Dalal Street
MUMBAI - 400 001.
Fax No. 22723199

5. Mr. Daniel Schammo
Banque Internationale A Luxembourg
Societe Anonyme
69, Route d'Esch
L-2953 LUXEMBOURG
Fax No. 00 352 4590 2010
TEL. NO. 00 352 4590-1

H2 3335 1 a4

6. Securities and Exchange Commission - **Attn:- International Corporate Finance**
Division of Corporate Finance
450 Fifth Street,
Washington D.C. 20549,
United States of America.
TEL No. 001 202 942 2990

65985

7. **C T Corporation**
818 West Seventh Street - Team 1
Los Angeles, CA 90017
Tel (213) 243-9200 Fax (213) 614-9347